TSX: POM, AMEX: PLM
1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-20

POLYMET EXPANDS NORTHMET MANAGEMENT TEAM

LATISHA GIETZEN TO MANAGE GOVERNMENT AND PUBLIC RELATIONS

Vancouver, British Columbia, August 21, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") is pleased to announce that three new employees have joined the management team at its 100%-owned NorthMet project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

LaTisha Gietzen, Vice-President of Public, Government, and Environmental Affairs, has joined PolyMet to manage government and public relations. Ms. Gietzen has extensive experience in environmental planning and government relations, and will complement and further strengthen PolyMet's strong environmental team. Most recently she was responsible for Minnesota public relations for Cleveland Cliffs, Inc. Previously she was Manager of Environmental and Governmental affairs for National Steel Pellet Company, and continued in a similar role with U.S. Steel Corporation after that company's acquisition of National in 2003.

Ms. Gietzen is Chair of the Environmental and Natural Resource Policy Committee of the Minnesota Chamber of Commerce, a member of the board of directors of the Iron Mining Association, and has been actively involved in modifying environmental policy in Minnesota. She earned an MA in Management at St. Scholastica in Duluth, MN and a BS in Civil Engineering with an emphasis on the environment at the University of North Dakota.

In the past ten years, Ms. Gietzen has created and implemented numerous environmental programs as well as overseeing many successful permitting events.

James (Jim) E. Tieberg, Division Manager of Mining, has joined PolyMet to oversee mine development, construction, and operations. He joins PolyMet from U.S. Steel's Minntac iron ore operations where he has held various positions including Area Manager of Mine Maintenance, Area Manager of Crushing, and Senior Engineer of Mine Operations. Prior to joining US Steel, Jim was with LTV Steel Mining Company in Hoyt Lakes where he worked in numerous mine engineering, operating and maintenance positions of increasing responsibility. Jim has a Bachelors Degree in Geology, and a Masters Degree in Business Administration, both from the University of Minnesota Duluth.

David (Dave) L. Draves, Site Controller, is responsible for financial controls and accounting at NorthMet. He has joined PolyMet from U.S. Steel where he was senior financial analyst responsible for accounting and financial activities at the Keetac plant in Minnesota. Previously he was controller of National Steel Pellet Company, having served in numerous roles with National, including financial controls and employee administration. He started his career as an accountant with the Hanna Mining Company in Hibbing, MN. Dave has a Bachelors Degree in Business Administration from Michigan Tech., and a Master of Arts in Management from St. Scholastica in Duluth, MN.

William Murray, President and CEO of PolyMet, stated, "We are pleased to welcome LaTisha, Jim and Dave to the team. Each brings significant experience in their fields that will help greatly during the transition through development and into operation at NorthMet."

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"William Murray"

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Investor Contacts:
Alex Macdougall	David Mandy
Macdougall Consultants Ltd.	O&M Partners
+1 (519) 887-6625	+1 (212) 209-3949
amacdougall@polymetmining.com	david@otismandy.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.